UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

Item	Sequential Page Number

1. Relevant Event, dated March 29, 2019	3

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Grifols,S.A. Avinguda de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona - ESPANA Tel. [34] 935 71o 500 Fax [34] 935 710 267 www.grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANT EVENT In the Relevant Event issued on 27 October 2018, Grifols informed about the results obtained in the AMBAR (Alzheimer Management by Albumin Replacement) clinical trial (phase Ilb/III), which were reported at the "Clinical Trials on Alzheimer's Disease" congress in Barcelona. Grifols informs that additional results of its AMBAR clinical trial has been presented today at the 14th International Congress on Alzheimer's and Parkinson's Disease in Lisbon. These results complement and confirm those presented in October. Grifols plans to offer updates for the remainder of 2019 at various scientific congresses and expects to have all the analyses mentioned in the study available in December. In Barcelona, on 29 March 2019 Nuria Martin Barnes Secretary to the Board of Directors :o=-[!]. [!] t$014001 OHSAS1100U001 ,_. • [!) •.I 3 -·--10 t1010JI7111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 29, 2019

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